Exhibit 99.1

MI Developments Inc.

455 Magna Drive, 2nd Floor
Aurora, Ontario L4G 7A9

MI DEVELOPMENTS ANNOUNCES NEW BOARD OF DIRECTORS AND NEW SENIOR MANAGEMENT TEAM

July 6, 2011, Aurora, Ontario, Canada – MI Developments Inc. (“MID”) (TSX: MIM, NYSE: MIM) announced today that following the completion on June 30, 2011 of MID’s plan of arrangement to eliminate its dual-class share structure, MID’s board of directors now consists of G. Wesley Voorheis (Chair), Michael Brody, Peter Dey (Vice-Chair), Barry Gilbertson, William Lenehan, Gerald J. Miller, and Scott I. Oran.

MID also announced today the appointment of William Lenehan as Chief Executive Officer, Michael Forsayeth as Chief Financial Officer and Jennifer Tindale as Executive Vice President, General Counsel.  Mr. Lenehan has substantial experience in the real estate sector, recently having worked as a real estate investment professional at Farallon Capital Management, L.L.C.  Mr. Forsayeth will be joining MID from Intrawest ULC, where he served as Chief Financial Officer since 2007 with responsibility for all of Intrawest’s worldwide financial operations.  Ms. Tindale joins MID after most recently having served as Vice President, Associate General Counsel & Corporate Secretary at Biovail Corporation, where she managed the company’s legal matters and was a member of the Executive Management Team.  The appointments of Mr. Lenehan and Ms. Tindale are effective immediately, and the appointment of Mr. Forsayeth is to be effective in August, 2011.

Commenting on the completion of the plan of arrangement, Mr. Lenehan noted that “We are very much looking forward to beginning the process of reviewing MID’s business model and the strategic options to determine the best alternatives for enhancing shareholder value.”

About MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units in North America and Europe. For further information about MID, please visit www.midevelopments.com or call 905-713-6322.

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

Forward Looking Statements

This press release contains statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements include statements regarding MID’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the “Risk Factors” section in MID’s Annual Information Form for 2010, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2010, each of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.